                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

   The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:             ALLIED CAPITAL CREDIT CORPORATION
     ---------------------------------------------------------------------------

                                       c/o Allied Capital Advisers, Inc.,
                                        1666 K Street, N.W., Ninth Floor,
Address of Principal Business Office        Washington, DC 20006-2803
                                    --------------------------------------------
                                        (No. & Street, City, State, Zip Code)

Telephone Number (including area code):     202-331-1112
                                       -----------------------------------------

File Number under the Securities Exchange Act of 1934:   814-00135; 0-21437
                                                      --------------------------

Basis for filing the notification of withdrawal:

         Allied Capital Credit Corporation (the "Company") merged with and into its parent, Allied Capital Lending Corporation ("Allied Lending"). Allied Lending has elected to be regulated as a business development company subject to sections 55 through 65 of the Act pursuant to
         Section 54(a) of the Act.

                                    SIGNATURE

   Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Washington and District of Columbia on the [__] day of December, 1997.

[SEAL]                                         ALLIED CAPITAL CREDIT CORPORATION

                                               By:   /s/ Jon A. DeLuca
                                                  ------------------------------
                                                  Jon A. DeLuca
                                                  Principal and
                                                    Chief Financial Officer

Attest:      /s/ Tricia B. Daniels
           -----------------------
           Tricia B. Daniels
           Secretary